                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (RULE 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                             (AMENDMENT NO. 4)/1/


                        MENDOCINO BREWING COMPANY, INC.
                     ------------------------------------
                               (NAME OF ISSUER)

                                 Common Stock
                     ------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  586579 10 4
                                (CUSIP NUMBER)
                     ------------------------------------

                             Paul J. Tauber, Esq.
                              Marron - Reid LLP
                             601 California Street
                                   Suite 1200
                            San Francisco, CA 94108
                                (415) 434-0800

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                    TO RECEIVE NOTICES AND COMMUNICATIONS)

                               February 18, 1999
                   ----------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (PAGE 1 OF 6 PAGES)
-------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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 CUSIP NO. 586579 10 4                   13D              PAGE 2
------------------------------------------------------------------------------
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1.    NAME OF REPORTING PERSON        United Breweries of America, Inc. ("UBA")

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         68-0393017
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A) [_]
                                                                (B) [X]
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3.    SEC USE ONLY

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4     SOURCE OF FUNDS                                           WC, OO

------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS              [_]
      IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                 N/A

------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION                      Delaware

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER
     NUMBER OF           2,812,330 shares, except that Vijay Mallya ("Mallya"),
      SHARES             the beneficial owner of UBA, may be deemed to have
   BENEFICIALLY          shared power to vote these shares.  The 2,812,330
     OWNED BY            shares include 662,683 shares that are issuable upon
       EACH              the conversion of all of the convertible notes of the
    REPORTING            issuer in favor of UBA.
      PERSON       -----------------------------------------------------------
       WITH         8.   SHARED VOTING POWER
                         See response to Row 7.
                   -----------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER
                         2,812,330 shares, except that Mallya, the beneficial
                         owner of UBA, may be deemed to dispose of these
                         shares.  The 2,812,330 shares include 662,683 shares
                         that are issuable upon the conversion of all of the
                         convertible notes of the issuer in favor of UBA.
                   -----------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                         See response to Row 9.
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,812,330 shares. The 2,812,330 shares include 662,683 shares that are issuable upon the conversion of all of the convertible notes of the issuer in favor of UBA.
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                     N/A    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        54.5%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                  CO
------------------------------------------------------------------------------

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------------------------------------------------------------------------------
 CUSIP NO. 586579 10 4                   13D                PAGE 3
------------------------------------------------------------------------------
------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON                         Vijay Mallya ("Mallya")

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         N/A
------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A) [_]
                                                                (B) [X]
------------------------------------------------------------------------------
3.    SEC USE ONLY
------------------------------------------------------------------------------
4.    SOURCE OF FUNDS                                           WC, OO
------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS           [_]
      REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                    N/A
------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION                      India
------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER
      NUMBER OF          0
       SHARES      -----------------------------------------------------------
    BENEFICIALLY   8.    SHARED VOTING POWER
      OWNED BY           2,812,330 shares, all of which are directly owned by
        EACH             UBA.  Mallya is the beneficial owner of UBA and may be
      REPORTING          deemed to have shared power to vote these shares.  The
       PERSON            2,812,330 shares include 662,683 shares that are
        WITH             issuable upon the conversion of all the convertible
                         notes of the issuer in favor of UBA.
                   -----------------------------------------------------------
                   9.    SOLE DISPOSITIVE POWER
                         0
                   -----------------------------------------------------------
                  10.    SHARED DISPOSITIVE POWER
                         2,812,330 shares, all of which are directly owned by
                         UBA.  Mallya is the beneficial owner of UBA and may be
                         deemed to have shared power to dispose of 662,683
                         shares.  The 2,812,330 shares include the shares that
                         are issuable upon the conversion of all of the
                         convertible notes of the issuer in favor of UBA.
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,812,330 shares. The 2,812,330 shares include 662,683 shares that are issuable upon the conversion of all of the convertible notes of the issuer in favor of UBA.
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                            N/A    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        54.5%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                  IN
------------------------------------------------------------------------------




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                                                                          Page 4


         United Breweries of America, Inc., a Delaware corporation (the "Reporting Person"), and Vijay Mallya ("Mallya"), hereby amend the single joint statement on Schedule 13D as amended by Amendments Nos. 1, 2 and 3 (the "Schedule 13D"), filed with the Securities and Exchange Commission, with respect to the shares of Common Stock, no par value (the "Common Stock"), of Mendocino Brewing Company, Inc., a California corporation (the "Issuer"), as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

         A new second paragraph is added to Item 3 to read as follows:

         Pursuant to Section 6.28 of the Investment Agreement, the Reporting Person agreed to provide, or arrange for the provision of, funding for the working capital requirements of Releta. The Reporting Person has made available a credit facility in the maximum amount of $2,000,000 at an interest rate of 1.5% per annum above the prime rate offered by the Bank of America in San Francisco, California. Each draw on the credit facility shall be evidenced by a convertible note in the amount of the draw. As of December 31, 1998, the Issuer has made 11 draws on the credit facility, each of which is evidenced by a convertible note which are attached hereto as Exhibits 1 through 11. As of February 17, 1999, the aggregate amount drawn on the line of credit, together with interest accrued thereon, is equal to $994,023.90, which corresponds to the right to acquire up to 662,683 shares of Common Stock of the Issuer at a conversion price of $1.50 per share.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

         A new final paragraph is added to Item 4 to read as follows:

         In connection with Section 6.28 of the Investment Agreement, the Reporting Person agreed to provide, or arrange for the provision of, funding for the working capital requirements of Releta. In making available the credit facility to the Issuer, the Reporting Person has fulfilled its commitment pursuant to the Investment Agreement.




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                                                                          Page 5

ITEM 5.  INTEREST IN SECURITIES OF ISSUER
         --------------------------------

         The first paragraph of subsection (a) of Item 5 is hereby amended in its entirety to read as follows:

               (a) As of February 18, 1999, Mallya is the beneficial owner of 2,812,330 shares of Common Stock of the Issuer through an approximately 91.5% interest in the Reporting Person. The 2,812,330 shares constitutes approximately 54.5% of the Common Stock outstanding. If the issuer draws on the entire amount of the credit facility, assuming no additional accruals of interest, the Reporting Person would be the beneficial owner of 3,482,980 shares of Common Stock, constituting approximately 59.8% of the Common Stock outstanding.

         The first paragraph of subsection (d) of Item 5 is hereby amended in its entirety to read as follows:

                (d)  Neil McGlynn and Balaram Dayaram Datwani, directors of the Reporting Person, own an aggregate of approximately 8.5% of the outstanding stock of the Reporting Person and, hence, may be deemed to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock beneficially owned by the Reporting Person. Except as set forth in Item 2 and in this paragraph, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock beneficially owned by the Reporting Person or Mallya.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         1. Convertible Note dated March 1, 1998 in the principal amount of $80,209.06.
         2. Convertible Note dated March 11, 1998 in the principal amount of $175,000.00.
         3. Convertible Note dated March 16, 1998 in the principal amount of $130,000.00.
         4. Convertible Note dated March 31, 1998 in the principal amount of $51,787.73.
         5. Convertible Note dated April 21, 1998 in the principal amount of $65,000.00.
         6. Convertible Note dated May 4, 1998 in the principal amount of $30,000.00.
         7. Convertible Note dated May 6, 1998 in the principal amount of $100,000.00.
         8. Convertible Note dated June 26, 1998 in the principal amount of $300,000.00.
         9. Convertible Note dated June 30, 1998 in the principal amount of $29,858.75.
         10. Convertible Note dated December 31, 1998 in the principal amount of $17,482.77.
         11. Convertible Note dated December 31, 1998 in the principal amount of $14,685.59.
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                                                                          Page 6


               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 1999

                                    UNITED BREWERIES OF AMERICA, INC.



                                    By:  /s/ VIJAY MALLYA
                                         ---------------------------------------
                                    Name:  Vijay Mallya
                                    Title: Chairman and Chief Executive Officer


                                    VIJAY MALLYA


                                    By:  /s/ VIJAY MALLYA
                                         ---------------------------------------
                                           Vijay Mallya



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                                                                          Page 7
                                 EXHIBIT INDEX
                                 -------------


1. Convertible Note dated March 1, 1998 in the principal amount of $80,209.06.
2. Convertible Note dated March 11, 1998 in the principal amount of $175,000.00.
3. Convertible Note dated March 16, 1998 in the principal amount of $130,000.00.
4. Convertible Note dated March 31, 1998 in the principal amount of $51,787.73.
5. Convertible Note dated April 21, 1998 in the principal amount of $65,000.00.
6. Convertible Note dated May 4, 1998 in the principal amount of $30,000.00.
7. Convertible Note dated May 6, 1998 in the principal amount of $100,000.00.
8. Convertible Note dated June 26, 1998 in the principal amount of $300,000.00.
9. Convertible Note dated June 30, 1998 in the principal amount of $29,858.75.
10. Convertible Note dated December 31, 1998 in the principal amount of $17,482.77.
11. Convertible Note dated December 31, 1998 in the principal amount of $14,685.59.